SECURITIES AND EXCHANGE COMMISSION
                      Washington, D. C. 20549

                             FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED
              ON NASDAQ INTERDEALER QUOTATION SYSTEM

   Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder

                      FOREST OIL CORPORATION
          (Exact name of issuer as specified in charter)

                 2200 Colorado State Bank Building
                           1600 Broadway
                      Denver, Colorado 80202
             (Address of principal executive offices)

                          (303) 812-1400
         (Issuer's telephone number, including area code)


I.    CHANGE IN NUMBER OF SHARES OUTSTANDING
      Indicate any change (increase or decrease) of 5% or more in number of shares outstanding:

      1.   Title of Security:  Common Stock, Par Value $.10 Per
           Share (Common Stock)

      2.   Number of shares of Common Stock outstanding before the
           change:                                      47,718,291

      3.   Number of shares of Common Stock outstanding after the
           change:                                      53,289,960

      4.   Effective date of change:  December 20, 1995

      5. Method of change: The number of shares of Common Stock outstanding has changed from the amount as last reported because of (i) an adjustment to the reclassification of the Forest Oil Corporation (the Company) Class B Stock into shares of Common Stock, (ii) an adjustment to the stock dividend payable in shares of Common Stock, on the aggregate shares outstanding of $.75 Convertible Preferred Stock paid on August 1, 1995 to shareholders of record on July 10, 1995, (iii) conversions of the Company's $.75 Convertible Preferred
           Stock, Par Value $.01 Per Share, into shares of Common Stock,
           (iv) the issuance by the Company of shares of Common Stock, previously held as treasury shares, as contributions to the Company's Retirement Savings Plan for the benefit of its employees, (v) the issuance to Saxon Petroleum Inc. of certain shares pursuant to a Purchase Agreement dated as of October 6, 1995 between the Company and Saxon Petroleum Inc., and (vi) stock dividend payable in shares of Common Stock, on the aggregate shares outstanding of $.75 Convertible Preferred Stock payable on November 1, 1995, to shareholders of record on October 10, 1995.


   Give brief description of transactions: From July 26, 1995 (the effective date of last reported change), through December 20, 1995, an adjustment of 3 shares was necessary pursuant to the rounding up of Class B shares for reclassification at a
   conversion rate of 1.1 into shares of Common Stock.   An
   adjustment of 4 shares was necessary pursuant to the rounding up of Common Stock shares issued as a result of the August 1, 1995 stock dividend on its $.75 Convertible Preferred Stock. 800 shares of the Company's $.75 Convertible Preferred Stock was converted into 2,800 shares of Common Stock at a conversion rate of 3.5. During the same period, the Company issued and contributed 53,067 shares of Common Stock to its Retirement
   Savings Plan.   As a result of the Purchase Agreement between
   the Company and Saxon Petroleum Inc., Saxon received 790,000 shares of the Company's Common Stock as a part of a first closing, which occurred in October 1995, and 4,510,000 shares of the Company's Common Stock in connection with a second closing which occurred on December 20, 1995. As a result of the November 1, 1995 stock dividend on its $.75 Convertible Preferred Stock, 215,795 shares of Common Stock were issued.

   As of December 20, 1995 there were 53,289,960 total shares of Common Stock outstanding.

   The following table summarizes the changes in the amount of shares outstanding from the last reported change:

                                             Shares of
                                            Common Stock
      Outstanding as of 8/1/95               47,718,291
       Adjustment to Reclassification                 3
       Adjustment to Stock Dividend
         Payable 8/1/95                               4
       Conversions                                2,800
       Retirement Savings Plan Contribution      53,067
       Saxon Agreement                        5,300,000
       Stock Dividend
         Payable 11/1/95                        215,795
      Outstanding as of 12/20/95             53,289,960


    The Common Stock is traded in the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation System. Each share of the $.75 Convertible Preferred Stock is convertible at any time into 3.5 shares of Common Stock. Each Warrant is exercisable at any time into shares of Common Stock.


II.   CHANGE IN NAME OF ISSUER

   1. Name prior to change:  Not applicable.

   2. Name after change:

   3. Effective date of charter amendment changing name:

   4. Date of shareholder approval of change, if required:


                               FOREST OIL CORPORATION
                                    (Registrant)



                               By: /s/ Daniel L. McNamara
                                   _______________________
                                    Daniel L. McNamara
                                        Secretary



December 21, 1995